UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   (Last, First Middle):  Glacier Capital Limited

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   (Street):  Hunkins Waterfront Plaza, Main Street, P.O. Box 556

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   (City, State, Zip) Charlestown, Nevis, West Indies

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2. Issuer Name and Ticker or Trading Symbol
   YES! Entertainment Corporation (YESS)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year    October 1998


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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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7. Individual or Joint/Group Filing (Check applicable line)

   [X ] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                       4.
                                                                                       Securities Acquired (A) or
                                                              3.                       Disposed of (D)
                                                              Transaction              (Instr. 3, 4 and 5)
                                      2.                      Code                     -----------------------------
1.                                    Transaction             (Instr. 8)                                  (A)
Title of Security                     Date                    ------------             Amount             or      Price
(Instr. 3)                            (mm/dd/yy)               Code     V                                 (D)
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(1)
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      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                     5.                      6. Owner-
                                     Amount of               ship
                                     Securities              Form:              7.
                                     Beneficially            Direct             Nature of
                                     Owned at End            (D) or             Indirect
1.                                   of Month                Indirect           Beneficial
Title of Security                    (Instr. 3               (I)                Ownership
(Instr. 3)                           and 4)                  (Instr.4)          (Instr. 4)
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(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                     6.
                                                                                                     Date
                                                                      5.                             Exercisable and
                         2.                            4.             Number of Derivative           Expiration Date
1.                       Conversion or                 Transaction    Securities Acquired (A)        (Month/Day/Year)
Title of                 Exercise        3.            Code           or Disposed of (D)            ----------------
Derivative               Price of        Transaction   (Instr. 8)     (Instr. 3, 4 and 5)            Date          Expira-
Security                 Derivative      Date (Month/  ------         -----------------------        Exer-         tion
(Instr. 3)               Security        Day/Year)     Code    V      (A)              (D)            cisable       Date
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(1)Series B Convertible
   Preferred Stock       (1)              9/2/98        S                              38,061          Immed. (5)  4/30/02
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(2)Series C Convertible
   Preferred Stock       (2)              9/2/98        P              35,216                           Immed. (6) 4/30/02
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(3)5% Convertible        (3)              9/2/98        S                             190,831.72        Immed. (7) 4/30/02
   Debentures due
   April 30, 2002
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(4)5% Convertible
   Debentures due
   April 30, 2002        (4)             9/2/98        P            189,494.20                          Immed. (8) 4/30/02
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Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
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                          7.
                          Title and Amount
                          of Underlying
                          Securities                                              9.               10.
                          (Instr. 3 and 4)                                        Number of        Ownership
                          ----------------                                        Derivative       Form of         11.
1.                                          Amount              8.                Securities       Derivative      Nature of
Title of                                    or                  Price of          Beneficially     Security:       Indirect
Derivative                                  Number              Derivative        Owned            Direct (D)      Beneficial
Security                                    of                  Security          at End of Month  or Indirect     Ownership
(Instr. 3)                Title             Shares              (Instr. 5)        (Instr.4)        (I) (Instr. 4)  (Instr. 4)
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(1)Series B Convertible
   Preferred Stock         Common Stock      (9)                 (13)                        0           D
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(2)Series C Convertible
   Preferred Stock         Common Stock      (10)                (14)                35,216.00           D
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(3)5% Convertible
   Debentures due
   April 30, 2002          Common Stock      (11)                (15)                        0           D
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(4)5% Convertible
   Debentures due
   April 30, 2002          Common Stock      (12)                (16)               189,494.20           D
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Explanation of Responses:
(1) See definition of Conversion Price set forth in the Certificate of Designation of Series B Convertible Preferred Stock of YES! Entertainment Corporation.

(2) See definition of Conversion Price set forth in the Amended Certificate of Designation of Series C Convertible Preferred Stock of YES! Entertainment Corporation.

(3) See definition of Conversion Price set forth in the YES! Entertainment Corporation 5% Convertible Debenture due April 30, 2002 (See column 1(3)).

(4) See definition of Conversion Price set forth in the YES! Entertainment Corporation 5% Convertible Debenture due April 30, 20002 (See column 1(4)).

(5) Conversion is subject to an Issuable Maximum (as defined in the Certificate of Designation of Series B Convertible Preferred Stock of YES! Entertain-ment Corporation).

(6) Conversion is subject to an Issuable Maximum (as defined in the Amended Certificate of Designation of Series C Perferred Stock of YES! Entertain-ment Corporation).

(7) Conversion is subject to an Issuable Maximum (as defined in the YES! Entertainment Corporation 5% Convertible Debenture due April 30, 2002 (See column 1(3)).

(8) Conversion is subject to an Issuable Maximum (as defined in the YES Entertainment Corporation 5% Convertible Debenture due April 30, 2002 (See column 1(4)).

(9) Amount of underlying shares fluctuates according to the Conversion Ratio (as defined in the Certificate of Designation of Series B Convertible Preferred Stock of YES! Entertrainment Corporation).

(10) Amount of underlying shares fluctuates according to the Conversion Ratio (as defined in the Amended Certificate of Designation of Series C Converti-ble Preferred Stock of YES! Entertainment Corporation).

(11) Amount of underlying shares fluctuates according to the Conversion Ratio (as defined in the YES! Entertainment Corporation 5% Convertible Debenture due April 30, 2002 (see column 1(3)).

(12) Amount of underlying shares fluctuates according to the Conversion Ratio (as defined in the YES! Entertainment Corporation 5% Convertible Debenture due April 30, 2002 (see column 1(4).


(13) Exchanged for 35,216 shares of Series C Convertible Preferred Stock.

(14) Received in exchange for 38,061 shares of Series B Convertible Preferred Stock.

(15) Exchanged for 5% Convertible Debentures due April 30, 2002 (see column
     1(3)).

(16) Received in exchange for 5% Convertible Debentures due April 30, 2002 (see column 1(4)).


       /s/Stuart J. Chasanoff                                  October 9, 1998
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.